Exhibit 99.2

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6078

Dear Shareholder,

You are cordially invited to attend the 2013 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on September 30, 2013, at our offices at 5 Kinneret Street, 32nd floor, Bnei-Brak, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ''FOR'' all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 48 hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours, MORDECHAY ZISSER Chief Executive Officer and Executive President

Bnei-Brak, Israel
August 26, 2013

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6078

NOTICE OF 2013 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the 2013 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on September 30, 2013, at our offices at 5 Kinneret Street, 32nd floor, Bnei-Brak, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect the following members of our Board of Directors: Mordechay Zisser, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To re-elect Zvi Tropp as one of our external directors;

3.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders; and

4.	To discuss our financial statements for the year ended December 31, 2012.

Only shareholders of record at the close of business on September 1, 2013 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by us at least 48 hours before the Meeting. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

Joint holders of shares should note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, SHIMON YITZHAKI Executive Chairman

Bnei-Brak, Israel
August 26, 2013

- ii -

ELBIT IMAGING LTD.
5 Kinneret Street, Bnei-Brak, Israel
Tel: (972-3) 608-6078

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, par value New Israeli Shekels ("NIS") 1.00 per share (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at the 2013 Annual General Meeting of Shareholders (the "Meeting") to be held on September 30, 2013 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect the following members of our Board of Directors: Mordechay Zisser, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To re-elect Zvi Tropp as one of our external directors;

3.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders; and

4.	To discuss our financial statements for the year ended December 31, 2012.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

At least two holders of Shares, present in person or by proxy, and holding or representing, in the aggregate, at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; POSITION STATEMENTS

You may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.  If your Shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and intend to vote your Shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

If you fail to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR" both of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your Shares) or by returning a later-dated proxy card so that it is received by us at least 748 hours before the Meeting. If you hold your Shares in street name, you may revoke your proxies by following the instructions of your brokers and the section titled "Note to shareholders in street name" below. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

Note to shareholders in street name

If you hold your Shares in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your Shares on how to vote your Shares or obtain a legal proxy from the record holder to vote such Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders on or about September 3, 2013, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials.  We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

We had, as of July 30, 2013, 24,902,809 Shares outstanding, excluding 3,388,910 Shares held by us which do not have any voting and economic rights.  Only shareholders of record at the close of business on September 1, 2013 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.  The voting rights of all shareholders are the same.  Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of July 30, 2013, concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Mordechay Zisser (2)	12,454,527	(3)	50.38%
Europe-Israel (M.M.S.) Ltd. (4)	12,399,987		49.79%
All of our officers and directors as a group (11 persons)	12,843,777	(5)	51.58%

1
The number of Shares and percentages of ownership are based on 24,902,809 Shares outstanding as of July 30, 2013. Such number excludes 3,388,910 treasury shares. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of July 30, 2013, are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors include Shares owned by their family members, as to which such directors disclaim beneficial ownership.

2
The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D/A filed by them on March 4, 2013. Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Chief Executive Officer and Executive President and as a director, however please see the discussion regarding the right to vote the Shares held by Europe-Israel in footnote 4 below.

3
Includes (i) 12,399,987 of our Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Chief Executive Officer, Executive President and a director, by virtue of his control of Europe-Israel; (ii) 24,837 of our Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzelia (Limited Partnership) 1988; and (iii) 120,703 Shares held by Mr. Zisser, however please see the discussion regarding the right to vote the Shares held by Europe-Israel in footnote 4 below. Certain of these Shares are pledged as security to lending banks. A foreclosure event, as discussed in footnote 4 below, could lead to a change in the control of our company, which in turn may cause us to be in default of financial covenants with certain of our lending banks.

4
Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser. Bank Hapoalim B.M. (the "Bank") has instituted legal action to foreclose on its liens on the assets of Europe-Israel (including the Shares) securing Europe-Israel's obligations under the loan agreement with the Bank. Pursuant to a judgment issued by the Tel Aviv District Court (the “Court”) on July 21, 2013, as the same was clarified by the Court on July 30, 2013, the Court appointed a receiver (the "Receiver") with regards to the Shares held by Europe-Israel. Upon any sale of the Shares by the Receiver, Mr. Zisser shall cease to be our controlling shareholder. In that respect, the Court has ruled that the Receiver shall not be entitled to sell the shares for a period of 60 days (commencing July 21, 2013). Prior to the Meeting (whether during or after the 60-day period) there may be additional developments in regards to the litigation and the beneficial ownership of the Shares, including the right to vote the Shares, which may result in the Bank (or any third party to whom the Bank shall transfer the Shares) receiving beneficial ownership of and the right to vote the Shares. Europe-Israel and Mr. Zisser have also notified the Company that they intend to appeal the Court's judgement.

5
Includes: (i) 12,399,987 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser (see footnote 4 above); (ii) 24,837 Shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 120,703 Shares held by Mr. Zisser; and (iv) 681,500 options exercisable into 298,250 Shares as of July 30, 2013, and vesting within 60 days thereafter granted to our other directors and officers pursuant to our 2006 Employees, Directors and Officers Incentive Plan, as amended.

Proposal No. 1

RE-ELECTION OF DIRECTORS

At the Meeting, five directors are to be re-elected, each to hold office until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless any office is earlier vacated under any relevant provision of our articles of association or applicable laws or regulations. The nominees, if re-elected, together with our external directors will constitute the entire Board of Directors. All of the nominees, except for Messrs. Zisser and Yitzhaki, qualify as independent directors under the NASDAQ Listing Rules.

The nominees listed below have indicated to us their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that the number of directors shall at any time be reduced to less than four directors, under our articles of association the Board of Directors may only act in an emergency (as determined in their absolute discretion) and may appoint one or more directors and call one or more general meetings of shareholders for any purpose. A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of our articles of association.  We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

A brief biography of each nominee is set forth below.

MORDECHAY ZISSER. On July 31, 2012, Mr. Zisser was appointed as our Chief Executive Officer.  On January 1, 2010, Mr. Zisser was appointed as our Executive President. Mr. Zisser continues to serve on our Board of Directors. From May 1999 until December 2009, Mr. Zisser served as our Executive Chairman of the Board of Directors.  Mr. Zisser also serves as a director in additional companies held by us, such as InSightec Ltd. ("InSightec"), Elbit Ultrasound Ltd. and Elbit Medical Technologies Ltd. Mr. Zisser is the entrepreneur behind most of our core businesses, including: real estate investment, investment in commercial real property in the United States, hotel ownership and management, development and operation of shopping and entertainment centers in Central and Eastern Europe and in India, development of major residential projects and mixed-use complexes, venture capital investments in the hi-tech, medical and bio-technology industries and distribution and marketing of fashion apparel and accessories in Israel. Mr. Zisser has served as President and Chairman of the board of directors of Europe-Israel since March 1998 and as President and Chairman of the board of directors of Control Centers since 1983.  Mr. Zisser has developed major real estate development projects in Israel (including the city of Emmanuel, the Herzelia Marina, the Ashkelon Marina, and the Sea and Sun luxury residential project in north Tel Aviv), as well as large scale residential and hotel projects abroad. Mr. Zisser has also served as Executive Chairman of the board of directors of Plaza Centers N.V. ("PC"), our approximately 62.5% subsidiary, (56.9% on a fully diluted basis), since October 2006. Mr. Zisser is a member of the investment committee of EPN GP LLC since 2010. Mr. Zisser is active in charitable organizations and is a member of the management of the “Oranit” guest home for children with cancer, as well as the national Bone Marrow Donor Registry.

SHIMON YITZHAKI. On January 1, 2010, Mr. Yitzhaki was appointed as our Executive Chairman of the Board of Directors. From May 1999 until December 2009, Mr. Yitzhaki served as our President, Chief Executive Officer and has served as a member of our Board of Directors since May 1999. From March 2005 until August 2006, Mr. Yitzhaki served as our Chief Financial Officer. Mr. Yitzhaki serves as a member of the board of directors of a number of our subsidiaries, such as InSightec, Elbit Ultrasound Ltd., Elbit Medical Technologies Ltd. and PC (since October 2006). Mr. Yitzhaki has served as a Vice President of Europe-Israel since March 1998 and since the mid-1980’s as a Vice President of Control Centers. Mr. Yitzhaki holds a B.A. in accounting from Bar Ilan University and is a Certified Public Accountant.

DAVID RUBNER. Mr. Rubner has served as a member of our Board of Directors since July 2003. Mr. Rubner serves as Chairman of the Board of Directors and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as the General Partner of Hyperion Israel Advisors Ltd., a venture capital firm. From 1970 until 2000, Mr. Rubner held various positions at ECI Telecom Ltd., including President, Chief Executive Officer, Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., Radware Ltd., Messaging International Ltd., as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London and an M.S. from Carnegie Mellon University. Mr. Rubner was the recipient of the Israeli Industry Prize in 1995.

MOSHE LION. Mr. Lion has served as a member of our Board of Directors since April 2006. Mr. Lion is a senior partner at Lion, Orlitzky and Co., an accounting firm in Israel, Chairman of the Jerusalem Development Authority since June 2008, a member of the board of directors of Brainstorm Cell Therapeutics since July 2007, and Chairman of the Board of Green Ocean Finance. From April 2003 until April 2006, Mr. Lion was the Chairman of Israel Railways. From October 2000 until December 2005, Mr. Lion served as a director of Elscint Ltd. ("Elscint," which was merged into us in 2010). From December 1997 to July 1999, Mr. Lion served as Director General of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, Mr. Lion served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a member of the board of directors of Bank Massad Ltd. from January 2000 until November 2006 and as a member of the board of directors of Bank Tefachot Ltd. from November 1999 until May 2004. Mr. Lion currently serves as a member of the board of directors of the Israel Council for Higher Education and of the Wingate Institute for Physical Education. Mr. Lion holds a B.A. in accounting and economics and an L.L.M., both from Bar Ilan University.

SHMUEL PERETZ. Mr. Peretz has served as a member of our Board of Directors since April 2006.  Since 1997, Mr. Peretz has served as the President of the European Division of Israel Aerospace Industries Ltd. From March 2003 until December 2005, Mr. Peretz served as a member of the board of directors of Elscint. From 1991 until 1996, Mr. Peretz served as Vice President (Finance) of Israel Aerospace Industries Ltd. From 1980 until 2002, Mr. Peretz served as a member of the board of directors of numerous companies, including Elta Ltd., Magal Ltd., Medisel Technologies Inc. and Belgium Advanced Technologies. Mr. Peretz currently serves as a director and the head of the audit and finance committees at Biolight Ltd. Mr. Peretz holds a B.A. in economics and political science from the Hebrew University in Jerusalem, as well as an M.B.A. from the New York Institute of Technology.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Mordechay Zisser be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Shimon Yitzhaki be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. David Rubner be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Moshe Lion be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Shmuel Peretz be and hereby is re-elected to the Board of Directors."

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Proposal No. 2
RE-ELECTION OF ZVI TROPP
AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as us, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law") to have at least two external directors.  Those individuals currently serving as our external directors are Mr. Zvi Tropp and Ms. Elina Frenkel Ronen. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates, " as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms. Pursuant to a regulation promulgated under the Companies Law, a company listed on the Nasdaq Stock Market may re-elect an external director for additional terms of up to three years each if the company’s audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an external director is in the best interests of the company. All of the external directors of a company must be members of its audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director.

Zvi Tropp is currently serving his third term as an external director, which will expire on September 1, 2013. On August 25, 2013,the Audit Committee of the Board of Directors (the "Audit Committee") and Board of Directors resolved to recommend that our shareholders re-elect Zvi Tropp as an external director for an additional term of three years, taking into consideration Mr. Tropp’s expertise in finance and internal control of financial reporting, his business experience (which is summarized below), and his knowledge of Elbit, its markets and related fields of operations and significant contributions to Elbit over the past nine years. In light of these factors the Audit Committee and Board of Directors believe that Mr. Tropp’s continued service as an external director is in our best interests. At the Meeting, you will be asked to re-elect Mr. Tropp as an external director for an additional three year term, commencing immediately following the Meeting.

A brief biography of Mr. Tropp is set forth below:

Mr. Tropp has served as one of our external directors since September 2004. Since 2003, Mr. Tropp has been a senior consultant at Zenovar Consultant Ltd. From February 2006 until June 2007, Mr. Tropp served as the Chairman of the Board of Directors of Rafael Advanced Defense Systems Ltd. From 2000 until 2003, Mr. Tropp served as the Chief Financial Officer of Enavis Networks Ltd. Mr. Tropp has served as a board member of various companies, including Rafael (Armament Development Authority) Ltd., Beit Shemesh Engines Ltd., Rada - Electronic Industries Ltd. and has also served as the Chairman of the investment committee of Bank Leumi Le’Israel Trust Company Ltd. Mr. Tropp holds a B.Sc. in agriculture and an M.Sc. in agricultural economics and business administration from the Hebrew University in Jerusalem.

Mr. Tropp has certified to us that he complies with all qualifications of an external director under the Companies Law and all the qualifications of an independent director under the NASDAQ Listing Rules. In addition, the Board of Directors has designated him as an "audit committee financial expert", as defined in the SEC rules.

Required Approval

The election of an external director requires the affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither: (a) "controlling shareholders" (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the appointment merely as a result of relationship with the controlling shareholder; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the company’s voting power.

Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares. Europe Israel (M.M.S.) Ltd., Control Centers Ltd. and Mr. Mordechay Zisser are deemed to have a personal interest in this matter by virtue of being our controlling shareholders.  Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact us to declare such interest at (972-3) 608-6078 for instructions on how to vote your Shares and indicate that you have a personal interest or, if you hold your Shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of voting card that we will file on MAGNA, the website of the ISA.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that Mr. Zvi Tropp be and hereby is re-elected to the Board of Directors for a three-year term as an external director, commencing immediately following the Meeting."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Proposal No. 3

RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until next year’s Annual General Meeting of Shareholders. The reappointment has been recommended by our audit committee of the Board of Directors, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002. Such auditors have served as our auditors since 1999, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co. as our independent auditors until next year’s Annual General Meeting of Shareholders be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Our audited financial statements for the year ended December 31, 2012 are included in our current report on Form 6-K filed with the SEC on March 21, 2013. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting.  However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least 48 hours before the Meeting.

By Order of the Board of Directors, MR. SHIMON YITZHAKI Executive Chairman

August 26, 2013